Exhibit 99.1
Introduction to Evogene
March, 2015
Ofer Haviv, President & CEO

] Evogene Presentation Subject
Safe Harbor Statement
This presentation contains "forward-looking statements" relating to future events, and we may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting Evogene Ltd. or its subsidiaries
(collectively, “Evogene” or “we”), that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of
1995 (the “PSLRA”). Such forward-looking statements may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,”
“planned,” “estimated,” “intend” and “potential” or words of similar meaning. For these statements, Evogene claims the protection of the safe harbor for forward-looking statements contained in the PSLRA.

Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements, and trends in the future of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond Evogene's control, including, without limitation, those described in greater detail in our Periodical and Annual Reports, including our Registration Statement on Form F-1, Annual Report on Form 20-F and in other information we file and furnish with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including under the heading “Risk Factors.”

All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, Evogene disclaims any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of Evogene.

evogene

MONSANTO syngenta GLOBAL BAYER DUPONT Limagrain SLC Agricola CNH INDUSTRIAL

] At the Forefront of Plant Genomics
Our mission	¢ Leader in the improvement of crop productivity and economics for the food, feed and biofuel industries
Products and end- markets
¢ Seed traits: improve traits underlying crops performance through biotechnology or breeding
 — Yield improvement: $5 - $7 billion market
 — Insect and disease resistance: $7.5 - $8.5 billion market
¢ Seed external: address the need for innovative chemicals solutions, initially through herbicides
 — Novel herbicide: $5.5 - 7.5 billion
¢ Seeds: address the need for second generation feedstock for biofuels and industrial uses with castor
 — Industrial uses (shorter term): $600 million market
 — Biofuels (longer term): $18 billion market

What we do
¢ Identify, validate and license genes to improve seed traits,
¢ Identify potential chemical molecules that can be “new modes of action’’ for herbicides
¢ Transform castor into a modern, large scale economic feedstock for biofuel

Potential revenue sources	¢ Short to medium term: R&D and milestone payments from partners; castor seed sales ¢ Long-term: royalties from seed traits and novel ag-chemical solutions
Core competencies
¢ Fundamental understanding of plant genomics and biology
¢ Unique proprietary computational platforms and scientific expertise for genomic discoveries
¢ Addressing the agriculture’s bottleneck of integrating and analyzing big data

Partnership model	¢ Collaborations with industry leaders
Evogene at a glance

] Evogene Presentation Subject
Introducing Evogene
Who we are
A leading genomics company
for the improvement of crop
productivity and economics
addressing the increasing
demand for food, feed and
biofuel

1960-2050 CAGR: +1.4%
2.6
3.7
5.3
6.9
8.3
9.4
1950
1970
1990
2010
2030
2050

1961-2008 CAGR: -1.6%
0.42
0.35
0.30
0.26
0.22
0.20
1961
1971
1981
1991
2001
2008

] Evogene Presentation Subject
The challenge and opportunity
The challenge: producing more with less
World population (in billions) I Source: United States Census Bureau.
Hectares per capita, globally I Source: FAO.
World population
Arable land per capita
The solution: increasing plant productivity and performance
Improved Seed Traits
1. Biotechnology
2. Advanced breeding
Seed External Solutions
1. Ag-chemicals
2. Ag-biologicals
The opportunity: utilizing genomics to improve plant productivity

] Evogene Presentation Subject
Technology and competitive position
Our technology
Combining deep scientific
understandings of genomics
and proprietary
computational capabilities,
to leverage agriculture related
big data’ for prediction and
validation of new products

Cost per Genome

BIG
DATA
ANALYTICS
COMPLEX
SOCIAL
INTERNET
MANAGEMENT
SETS
PETABYTES
SYSTEMS
INCLUDE
STORAGE
SIZE
PARALLEL
HUNDREDS
NETWORKS
DATABASES
SEARCH
DISK
SHARED
EXAMPLES

] Introduction to Evogene
Our unique position - solving the industry bottleneck
Costs
Sources
Diversity
Quantity
Complexity
Agriculture is becoming heavily digitized creating a tremendous opportunity for innovation-based products

Treatments
Data types
Crops
Gene
Crops & Weeds
Bio-properties
Physico-chemical properties
New
Ecological effects
Bacterial phenotypes
Sample Origin
Under development
ATHLETE™
New
BiomeMiner™
Gene2Product™
EvoBreed™
PoinTar™
Identify chemical candidates
New
PointHit™
Under development
Identify microbial candidates
to impact
improving trait efficacy
enhance
Candidate Chemicals
Candidate

] Introduction to Evogene

Public
Proprietary
Partner
Data Integration
‘Big data’
Integrated database
OMIC data analysis
Output
Gene centric
(Plant & Microbial)
Microbial centric
Chemical Centric
Breeding enhancement
Microbial Discovery
Optimize gene efficacy
Identify novel genes
Identify novel targets
Microbials
Genes
traits
Markers to
breeding
Elements for
Genes serving
as targets
Recently added genomic
microbial data as part of
Insect Resistance
program
Our technology platform
Combining computational power and plant science

] Introduction to Evogene
Target markets and offering
Target markets
1. Improved seed traits:
- biotech seeds (~$20bn) and conventional
seeds (~$19bn)
2. Seed external:
- ag-chemicals (~$54bn)
3. Proprietary seeds (Evofuel):
- castor for industry uses ($600m) and as
second generation feedstock for biofuels
(~$18bn)

] Evogene Presentation Subject
Strategic position in plant genomics
Yield and abiotic stress
•  Yield
•  Drought tolerance
•  Fertilizer utilization
Biotic stress
•  Plant disease
•  Nematode resistance
•  Insect resistance
Ag-chemicals
•  Herbicides
Proprietary seeds
•  Castor bean
Unique technology platform combining expertise in plant science and cutting edge computational skills

Seed traits
Seed external
Seeds

] Evogene Presentation Subject
Potential near-term catalysts as more genes advance to Phase 2
1. Seed traits - yield & abiotic stress
Current product program pipeline
Note: Any results, estimates, or calculations relating to probability of success at each phase of development may differ from company to company and across products. Furthermore, any such results, estimates, calculations, or probabilities may differ depending on a range of varying factors, including, but not limited to, market conditions, changing regulations or longer than expected regulatory processes, the traits and the crops that are the target of research or collaboration and the amount of resources available, or devoted to, particular research or collaboration projects by us or our collaborators.
Corn	1. Yield

2. Abiotic stress

3. Nitrogen use efficiency
Soybean	4. Yield
5. Abiotic stress
6. Yield

7. Abiotic stress

8. Nitrogen use efficiency

Cotton	9. Yield
10. Abiotic stress
11. Nitrogen use efficiency
12. Yield
13. Abiotic stress
14. Nitrogen use efficiency
15. Yield
16. Abiotic stress
17. Nitrogen use efficiency

Phase 4
Phase 3
Phase 2
Phase 1
Discovery
Crop
Trait
Partner

MONSANTO

**Evogene New Gene Optimization Program Being Incorporated into Yield & Environmental Stress Collaboration with Monsanto**

February 4th, 2015

MONSANTO

**Addition of new capabilities follows entry of more than 1,000 Evogene identified and validated candidate genes to Monsanto's product development pipeline**

**REHOVOT, ISRAEL – February 4, 2015** – Evogene Ltd. (NYSE, TASE: EVGN), a leading company for the improvement of crop productivity and economics for the food, feed and biofuel industries, announced today that its recently developed comprehensive gene optimization program is being incorporated into its multi-year collaboration with Monsanto Company. The addition of these new capabilities, which have been designed to optimize desired trait efficacy and potentially accelerate product development, follows the successful identification and validation by Evogene of more than one thousand genes that have entered Monsanto's product development pipeline. The collaboration, which was initiated in 2008 and extended in 2013, is focused on transgenic approaches for improved yield and enhanced stress tolerance in corn, soybean, cotton and canola. Genes that have been identified under the collaboration represent an important component of Monsanto's yield and environmental stress research and development program.

ATHLETE™

Gene2Product™

] Evogene Presentation Subject
Example - collaboration with Monsanto
Focus on yield and abiotic stress - Aug. 2008, extended Nov. 2011 and Oct. 2013
¢ 8 Year collaboration
¢ Traits - yield, drought tolerance, fertilizer utilization
¢ Biotic stress traits - Fusarium resistance
¢ Crops - corn(1), soybean, cotton, canola
¢ c.$68m in R&D and up-front payments by Monsanto
 over collaboration period
¢ Milestone payments + royalties based on sales
¢ Equity investment in Evogene - $30m (including $12m in
 recent IPO)
Gene discovery and trait optimization by Evogene
Development and commercialization by Monsanto
Model plant
validation
Regulatory
Yield
Drought
Fertilizer utilization
Target plant
validation and
development
(1) Fusarium resistance activities are only in corn.

] Evogene Presentation Subject
2. Seed traits - biotic stress
Current product program pipeline
Note: Any results, estimates, or calculations relating to probability of success at each phase of development may differ from company to company and across products. Furthermore, any such results estimates, calculations, or probabilities may differ depending on a range of varying factors, including, but not limited to, market conditions, changing regulations or longer than expected regulatory processes, the traits and the crops that are the target of research or collaboration and the amount of resources available, or devoted to, particular research or collaboration projects by us or our collaborators.
Corn	1. Fusarium
2. Rootworm
3. Lygus hesperus
Soybean	4. Asian Rust
5. Nematode
6. Aphids
Banana	7. Black Sigatoka
Cotton	8. Beet Armyworm
Phase 4
Phase 3
Phase 2
Phase 1
Crop
Trait
Partner
Discovery

evogene

- No new “mode of action” discovered in > 20 years

3%
27%
44%
26%
Herbicides
Fungicides
Insecticides
Others

**Evogene Introduces Biology Driven Ag-Chemical Discovery Platform**

Rehovot, Israel - February 24, 2015 -

***Platform to be initially applied to company's discovery program for novel herbicides -***

Evogene Ltd. (NYSE, TASE: EVGN), a leading company for the improvement of crop productivity and economics for the food, feed and biofuel industries, announced today the introduction of its biology-driven platform for the discovery of novel ag-chemicals, with the initial application focused on novel herbicides. The ag-chemical discovery platform includes a new chemical-discovery computational platform, PointHit, and follows the announcement last year of Evogene's target-discovery computational platform, PoinTar. Together, these two platforms, along with a uniquely designed chemical database also being announced today, provide a start-to-end discovery infrastructure for Evogene's rapidly growing ag-chemical program.

PointHit™ PoinTar™

] Introduction to Evogene
Unique approach: biology to drive herbicide discovery
¢ Activities initiation - 2012
  ¡ On-going internal program -
  ¡ Target discovery & validation, initial hits
¢ Facilities, technology, personnel
¢ Seeking collaboration - major ag-player
Chemistry
Biology
+
Novel
herbicides
Source: Phillips McDougall, 2013
Ag-chemicals : robust market
¢ Crossed $54 billion
■	Current focus – herbicides
■	Accounts for 44%
■	Steady increase
■	Strong need for innovation
3. Seed external - agriculture chemicals
Markets and key areas of focus

computational skills
BIG DATA
ATHLETE™
PlaNet
Limagrain
MONSANTO
DUPONT
BAYER
ATHLETE™
BiomeMiner™
syngenta
MONSANTO
DUPONT
PoinTar™
PointHit™
$5.5B - $7.5B

] Evogene Presentation Subject
Our proposition
Targeting three multi-billion dollar markets
$5B
- $7B
Market Opportunity
Path to Market
Unique
technology
platform
Cutting edge
Expertise in
plant science
Infrastructure
Yield & Abiotic Stress Traits
Insect Resistance & Disease Traits
Herbicides
▪ Initiation - 2002
▪ Strategic, broad collaborations
▪ 17 product programs -
 • Key crops & traits
 • Advanced genes in phase II
▪ 100’s of genes under validation -
 partners’ pipelines
▪ Initiation -
 • 2007- disease, 2009 - nematode
 • 2014 - insect resistance
▪ 8 product programs -
 • Advanced genes in phase I
▪ Enter insect resistance -
 • Facilities, technology, personnel
 • In-house initial activities
▪ Initiation - 2012
▪ On-going internal program -
 • Target discovery & validation,
 initial hits
 • Facilities, technology, personnel
▪ Seeking collaboration - major ag-
 player
Status
$7.5B -
$8.5B

] Evogene Presentation Subject
Strategic position in plant genomics
Yield and abiotic stress
• Yield
• Drought tolerance
• Fertilizer utilization
Biotic stress
• Plant disease
• Nematode resistance
• Insect resistance
Ag-chemicals
• Herbicides
Proprietary seeds
• Castor bean
Unique technology platform combining expertise in plant science and cutting edge computational skills
Seed traits
Seed external
Seeds

Evofuel

evogene

**Evogene Subsidiary and SLC Agricola Sign Collaboration Agreement for Commercial Production of Castor Bean in Brazil**

March 25th, 2014

**Sales of castor bean grain under the collaboration are expected in 2016**

Evogene Ltd. (NYSE, TASE: EVGN), a leading plant genomics company specializing in enhancing crop productivity for the food, feed and biofuel industries, and SLC Agricola S.A. (Bovespa: SLCE3; ADR's: SLCJY; Bloomberg: SLCE3:BZ; Reuters: SLCE3.SA), one of Brazil's largest landowners and agriculture businesses, announced today the signing of a collaboration agreement between SLC and Evofuel Ltd., Evogene's wholly-owned subsidiary, for the commercial production of Evofuel developed castor bean varieties in Brazil, expected to take place during 2016. Evofuel focuses on the development of high yielding castor bean seeds as a second-generation feedstock for the growing biofuel and other industrial markets.

**Evogene Subsidiary and Embrapa to Cooperate on Advancing Castor Cultivation in Brazil**

October 20th, 2014

**The joint work will focus on research of castor disease control and best practices for soybean-castor crop rotation**

The Brazilian Agricultural Research Corporation (Embrapa), Brazil's leading agricultural research institution, and Evogene Ltd. (NYSE, TASE: EVGN), a leading plant genomics company specializing in enhancing crop productivity for the food, feed, and biofuel industries, announced today the signing of a joint research agreement between Embrapa and Evofuel Ltd., Evogene's wholly-owned subsidiary, for the advancement of castor cultivation in Brazil. The cooperation will primarily focus on technologies for controlling castor-specific diseases as well as practices for castor cultivation in rotation with soybean.

**CNH Industrial and Evogene Subsidiary Announce Ongoing Collaboration for the Development of a Mechanized Harvesting Solution for Castor Beans**

December 15th, 2014

**The collaboration, initiated two years ago, focuses on developing a customized combine for the efficient, large-scale harvesting of castor beans in Latin America**

Rehovot, Israel – December 15, 2014 - Evogene Ltd. (NYSE, TASE: EVGN) and CNH Industrial Latin America Ltda., a subsidiary of CNH Industrial N.V. (NYSE, MI: CNHI), announce today the ongoing cooperation between CNH Industrial and Evofuel Ltd., Evogene's wholly-owned subsidiary. This cooperation involves the development of an efficient, easy-to-adopt combine solution for the large-scale harvesting of Evofuel castor bean varieties in Latin America. The collaboration between CNH Industrial and Evofuel was initiated in 2012 and has recently been extended for an additional year.

] Introduction to Evogene

Huge market potential
Short term use:
¢  Existing industries: biopolymers, lubricants, paints, etc.
Long term use:
¢  Second generation feedstock for biodiesel
¢ Activities initiated in 2007
¢ Established in 2012 as a wholly owned subsidiary
¢ Full license to all relevant Evogene technologies
¢ Primary product - castor bean seeds
4. Seeds (castor)
¢ Key markets: Brazil and Argentina
■     >5 million ha. potential for castor large scale production   in Brazil
¢  Downstream strategic partnerships in target markets

     leading agribusiness, 340,000 ha. in Brazil

                  leading biodiesel producer in Argentina

¢  >5 million ha. potential for castor large scale production in
 Brazil

Commercial production expected in 2016

] Introduction to Evogene
Core revenue model and partnerships
Business model & partners
•  Initial revenues: R&D and milestone
    payments from partners; castor seed sales
•  Primary long-term revenues: royalties
    from seed traits and ag-chemicals
•  Collaborations with world leading
    agriculture companies

• Revenue from direct castor bean seed sales anticipated from 2016 onwards
Our core revenue model

Discovery
Partner
Product development and registration
• R&D payments paid by partner in the majority of our collaborations
• Additional payments received upon achieving predetermined objectives
• Potential royalties vary on average between 5%-12% of future trait sales
M
M
M
M
Note: Timing and trigger of milestone payments may vary between agreements.
Seed traits and ag-chemicals
Seeds - Evofuel
Evogene
Commercialization
 Evofuel
D
M
R
D
R

] Evogene Presentation Subject
Corporate information
(1) As of February 10, 2015
Corporate Identity
¡  Key milestones:
 ▪ 2002 - Spins off from Compugen (NASDAQ:CGN)
 ▪ 2007 - lists on TASE (EVGN) ~$34m (gross proceeds)
 ▪ 2013 - lists on NYSE (EVGN) ~$85m (gross proceeds
¡ Market cap ~$260m,
¡ shares outstanding ~25m
¡ ~200 FTEs, over 80% R&D positions
¡ ~$116m in cash, short term bank deposits and marketable
       securities
¡ Operating cash burn for FY14 $13.5m
¡ No long-term debt
Cash position
(December 31, 2014)

Thank You.